Exhibit 12

LEVI STRAUSS & CO. AND SUBSIDIARIES

Statements re: Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended February 24, 2013		Year Ended
			November 25, 2012		November 27, 2011		November 28, 2010		November 29, 2009		November 30, 2008
	(Dollars in thousands)
Earnings:
Income before income taxes	$155,250		$195,881		$202,827		$235,598		$189,925		$369,266
Add: Fixed charges	48,746		197,771		192,256		190,425		199,358		197,385
Add: Amortization of capitalized interest	156		571		334		152		309		264
Subtract: Capitalized interest	386		1,028		2,009		881		39		568

Total earnings	$203,766		$393,195		$393,408		$425,294		$389,553		$566,347

Fixed Charges:
Interest expense (includes amortization of debt discount and costs)	$32,157		$134,694		$132,043		$135,823		$148,718		$154,086
Capitalized interest	386		1,028		2,009		881		39		568
Interest factor in rental expense(1)	16,203		62,049		58,204		53,721		50,601		42,731

Total fixed charges	$48,746		$197,771		$192,256		$190,425		$199,358		$197,385

Ratio of earnings to fixed charges	4.2	x	2.0	x	2.0	x	2.2	x	2.0	x	2.9	x

(1)	Utilized an assumed interest factor of 33% in rental expense.